UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NantKwest, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

63016Q102

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a copy to:

Martin J. Waters

Daniel R. Koeppen

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 41,025,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 41,025,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,025,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	This percentage is calculated based upon 81,997,285 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2016.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 41,025,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 41,025,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,025,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	This percentage is calculated based upon 81,997,285 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 16, 2016.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Chan Soon-Shiong Family Foundation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 5,618,326 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 5,618,326 (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,326 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	This percentage is calculated based upon 81,997,285 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 16, 2016.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 13,159,147 (See Item 5)
	(8)	SHARED VOTING POWER 60,094,030 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 13,159,147 shares (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 60,094,030 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,094,030 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	This percentage is calculated based upon 81,997,285 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 16, 2016.

Explanatory Note: This Amendment No. 2 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015, by certain of the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of NantKwest, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto, filed with the SEC on October 23, 2015. In addition, the Chan Soon-Shiong Family Foundation is being added as a joint filer to this Schedule 13D.

Item 2. Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, (ii) Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”), (iii) MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”), and (iv) the Chan Soon-Shiong Family Foundation, an exempt corporation organized under the laws of the State of Delaware (the “Foundation”). Dr. Soon-Shiong, Cambridge Equities, MP 13 Ventures and the Foundation are collectively referred to herein as the “Reporting Persons.”

(b)	The address of the principal business and principal office of each of the Reporting Persons is 9922 Jefferson Boulevard, Culver City, California 90232.

(c)	The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). The Foundation is a private foundation whose primary business is philanthropy. Dr. Soon-Shiong is the Chairman of the Foundation and thus may be deemed to control the Foundation. Dr. Soon-Shiong is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons are filing this Amendment No. 2 to the Schedule 13D as a result of the entry into a letter agreement (the “Letter Agreement”) with Sorrento Therapeutics, Inc. (“Sorrento”) pursuant to which (a) Sorrento agreed to sell to the Foundation, and the Foundation agreed to purchase from Sorrento, 5,618,326 shares of Issuer Common Stock, (b) the Foundation agreed to sell to Sorrento, and Sorrento agreed to purchase from the Foundation, 7,878,098 shares of Sorrento common stock, (c) Cambridge agreed to forfeit its right to purchase 500,000 shares of Sorrento common stock issuable pursuant to a common stock purchase warrant, dated December 22, 2014, to purchase 1,724,138 shares of Sorrento common stock (the “Cambridge Warrant”) so that, following the closing of the transactions contemplated by the Letter Agreement, the Cambridge Warrant will be exercisable for up to 1,224,138 shares of Sorrento common stock, and (d) Sorrento agreed to pay to Foundation an aggregate of $15,639,071.95.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management.

Item 4. Purpose of Transaction.

The disclosure in Item 4 is hereby amended to include the following:

As noted in Item 3, the Reporting Persons are filing this Amendment No. 2 to Schedule 13D as a result of the entry into the Letter Agreement with Sorrento pursuant to which (a) Sorrento agreed to sell to the Foundation, and the Foundation agreed to purchase from Sorrento, 5,618,326 shares of Issuer Common Stock, (b) the Foundation agreed to sell to Sorrento, and Sorrento agreed to purchase from the Foundation, 7,878,098 shares of Sorrento common stock, (c) Cambridge agreed to forfeit its right to purchase 500,000 shares of Sorrento common stock issuable pursuant to the Cambridge Warrant so that, following the closing of the transactions contemplated by the Letter Agreement, the Cambridge Warrant will be exercisable for up to 1,224,138 shares of Sorrento common stock, and (d) Sorrento agreed to pay to Foundation an aggregate of $15,639,071.95.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended to include the following:

(a) and (b) Cambridge Equities beneficially owns, in the aggregate, 41,025,814 shares of Common Stock, representing approximately 50.0% of the outstanding Common Stock of NantKwest, including 9,257 shares that may be acquired pursuant to the exercise of warrants. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

The Foundation beneficially owns, in the aggregate, 5,618,326 shares of Common Stock, representing approximately, 6.9% of the outstanding Common Stock of the Company. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of Common Stock beneficially owned by the Foundation.

Dr. Soon-Shiong also beneficially owns 13,159,147 shares of Common Stock, including 12,859,147 shares that may be acquired pursuant to the exercise of warrants and options and 300,000 shares underlying restricted stock units which vest within 60 days. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 13,159,147 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 60,094,030 shares of Common Stock, representing approximately 63.2% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended to include the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 7, 2016, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, the Chan Soon-Shiong Family Foundation, and Patrick Soon-Shiong.

2	Letter Agreement, dated as of June 30, 2016, by and among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 7, 2016, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, the Chan Soon-Shiong Family Foundation, and Patrick Soon-Shiong.

2	Letter Agreement, dated as of June 30, 2016, by and among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP.